DC
No Act
P.E. 3-3-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 5, 2003

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Re: The Boeing Company
Reconsideration request dated March 3, 2003

Dear Mr. Chevedden:

This is in response to your letters dated March 3, 2003, March 4, 2003 and March 5, 2003 concerning a shareholder proposal submitted to Boeing by David Watt. On February 18, 2003, we issued our response expressing our informal view that we would not recommend enforcement action to the Commission if Boeing omitted portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3) unless you revised the proposal in a specified manner. You have asked us to reconsider our position.

After reviewing the information contained in your letters, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Evelyn Cruz Sroufe
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
FX: 202/942-9525

March 3, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Boeing Company (BA)
Investor Response to Company No Action Request
Performance Based Stock Options
David Watt

Ladies and Gentlemen:

This letter addresses the aggressive company no action request to suppress a well-established shareholder proposal topic.

Further information will be forwarded on March 4, 2003.

The shareholder proposal stated:
According to Level 3, a company which adopted this proposal topic, the company's "outperform stock option" program "aligns directly management's and stockholders' interests by basing stock option value on Level 3's ability to outperform the market."

For the convenience of the company, the company has wrongfully swapped "the present proposal" for the explicit shareholder text "this proposal topic." According to the company claim the shareholder proposal would purportedly state that Level 3 adopted the very same proposal that stated Level 3 previously adopted the very same proposal.

The following text is from the Level 3 1999 definitive proxy:

Outperform Stock Option Grants

Level 3 has adopted the Outperform Stock Option ("OSO") program, which differs from long term incentive ("LTI") programs generally adopted by Level 3's competitors that make employees eligible for conventional non-qualified stock options ("NQSOs"). While widely adopted, Level 3 believes such NQSO programs reward eligible employees when company stock price performance is inferior to investments of similar risks, dilute public stockholders in a manner not directly proportional to performance and fail to provide a preferred return on stockholders' invested capital over the return to option holders. Level 3 believes that the OSO program is superior to an NQSO-based program with respect to these issues while, at the same time, providing eligible employees a success-based reward balancing the associated risk.

The OSO program was designed by Level 3 so that its stockholders receive a market related return on their investment before OSO holders receive any return on their options. Level 3 believes that the OSO program aligns directly management's and stockholders' interests by basing stock option value on Level 3's ability to outperform the market in general, as measured by the S&P 500 Index. The value received for awards under the OSO plan is based on a formula involving a multiplier related to how much Level 3 Common Stock outperforms the S&P 500 Index. Participants in the OSO program do not realize any value from OSOs unless the Level 3 Common Stock price outperforms the S&P 500 Index. To the extent that the Level 3 Common Stock outperforms the S&P 500, the value of OSOs to an option holder may exceed the value of NQSOs.

For the above reasons this is to respectfully request that the Office of Chief Counsel not agree with the company request to suppress shareholder text.

Further information will be forwarded on March 4, 2003.

Sincerely,

John Chevedden
Boeing Shareholder

cc: David Watt

Philip Condit, Chairman

7 – Performance-Based Stock Options

Shareholders request that our Board of Directors adopt an executive compensation policy that all future stock options to senior executives shall be performance-based. A stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that our company's stock price performance exceeds the peer group performance level.

This proposal is submitted by David Watt, 23401 N.E. Union Hill Road, Redmond, WA 98053.

Support challenging performance objectives for our executives

As shareholders, we support compensation policies for senior executives that provide challenging performance objectives and motivate executives to achieve long-term shareholder value. We believe that our company's current policies can be improved for the benefit of all shareholders.

"Future stock options" include agreements renewing, modifying or extending existing stock option grants or employment agreements that contain stock option grants. This is not intended to interfere with existing agreements. However it does recommend the greatest flexibility to adopt the spirit and the letter of this proposal to the fullest extent possible.

Indexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors. The resolution requests that future senior executive stock option plans link the options' exercise price to a peer industry group performance index which could be selected by the strictly independent directors on our Board's Compensation Committee. For example the peer companies used in our company's proxy statement which compares the 5-year stock price performance of our stock.

Outperform the Market

According to Level 3, a company which adopted this proposal topic, the company's "outperform stock option" program "aligns directly management's and stockholders' interests by basing stock option value on Level 3's ability to outperform the market."

Implementing an indexed stock option plan would mean that our Company's participating executives would receive payouts only if the Company's stock price performance was better then that of the peer group average. By tying the exercise price to a market index, indexed options reward participating executives for outperforming the competition. Indexed options would have value when our Company's stock price rises in excess of its peer group average or declines less than its peer group average stock price decline. By downwardly adjusting the exercise price of the option during a downturn in the industry, indexed options remove pressure to reprice stock options. In short, superior performance would be rewarded.

Performance-Based Stock Options
Yes on 7

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
FX: 202/942-9528

March 4, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Boeing Company (BA)
Investor Response to Company No Action Request
Performance Based Stock Options
David Watt

Ladies and Gentlemen:

It appears that it may not be necessary for the Office of Chief Counsel to issue a reconsideration on the company no action request. For instance in Citigroup Inc. (January 27, 2003) and Citigroup Inc. (February 25, 2003) concerning only one proposal there was no mention of a reconsideration, yet Citigroup Inc. (February 25, 2003) apparently made Citigroup Inc. (January 27, 2003) moot.

The burden of proof is clearly on the company and the company has not provided 5 signatures for 5 no action requests forwarded to a shareholder party. The company has not provided a means by which it can prove the number of no action requests which were forwarded in one envelop.

On the other hand, if two shareholders combined two proposals in one overnight envelop to the company, the shareholders would not be able to prove the company received two proposals and the shareholders would risk complete exclusion on one proposal.

It is at least careless for the company to combine shareholder copies for separate no action requests in one envelop.

Additionally if the company had forwarded sets of no action requests to the Office of Chief Counsel more than a few days after the cover date this could be evidence that the company had made errors in its distribution. This would have resulted in the company being incomplete in forwarding to shareholders the mandatory one set of each no action request.

An example of the seriousness of proper forwarding of key documentation under rule 14a-8 is that if a shareholder forwards a shareholder proposal to the wrong office of the company – the result is total exclusion.

I have no record of receiving the company no action requests for the following shareholder proposals to The Boeing Company in regard to:

The Boeing Company (February 26, 2002) Independent Board Chairman
The Boeing Company (February 26, 2002) Performance Based Stock Options
The Boeing Company (February 26, 2002) Poison Pill

Rule 14a-8 states:

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

The company apparently sent redundant extra copies of other no action requests to the undersigned shareholder. These redundant extra copies appear to have been substituted in some cases for the one set of each no action request required to be forwarded. Thus the company could be in violation of rule 14a-8(j)(1) cited above. It is not clear the precedent to be followed if the company is in violation of rule 14a-8(j)(1).

The following segment addresses the aggressive company attempt to suppress shareholder proposal text.

The shareholder proposal stated:
According to Level 3, a company which adopted this proposal topic, the company's "outperform stock option" program "aligns directly management's and stockholders' interests by basing stock option value on Level 3's ability to outperform the market."

For the convenience of the company, the company wrongfully swapped "the present proposal" for the explicit shareholder text of "this proposal topic." According to the company claim the shareholder proposal would purportedly state that Level 3 adopted the very same proposal that stated Level 3 previously adopted the very same proposal.

The following text is from the Level 3 1999 definitive proxy:

Outperform Stock Option Grants

Level 3 has adopted the Outperform Stock Option ("OSO") program, which differs from long term incentive ("LTI") programs generally adopted by Level 3's competitors that make employees eligible for conventional non-qualified stock options ("NQSOs"). While widely adopted, Level 3 believes such NQSO programs reward eligible employees when company stock price performance is inferior to investments of similar risks, dilute public stockholders in a manner not directly proportional to performance and fail to provide a preferred return on stockholders' invested capital over the return to option holders. Level 3 believes that the OSO program is superior to an NQSO-based program with respect to these issues while, at the same time, providing eligible employees a success-based reward balancing the associated risk.

The OSO program was designed by Level 3 so that its stockholders receive a market related return on their investment before OSO holders receive any return on their options. Level 3 believes that the OSO program aligns directly management's and stockholders' interests by basing stock option value on Level 3's ability to outperform the market in general, as measured by the S&P 500 Index. The value received for awards under the OSO plan is based on a formula involving a multiplier related to how much Level 3 Common Stock outperforms the S&P 500 Index. Participants in the OSO program do not realize any value from OSOs unless the Level 3 Common Stock price outperforms the S&P 500 Index. To the extent that the Level 3 Common Stock outperforms the S&P 500, the value of OSOs to an option holder may exceed the value of NQSOs.

For the above reasons this is to respectfully request that the Office of Chief Counsel not agree with the company request to suppress shareholder text.

Additional information on the issues in this letter may be available on March 5, 2003.

Sincerely,

John Chevedden
Boeing Shareholder

cc: David Watt

Philip Condit, Chairman

7 – Performance-Based Stock Options

Shareholders request that our Board of Directors adopt an executive compensation policy that all future stock options to senior executives shall be performance-based. A stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that our company's stock price performance exceeds the peer group performance level.

This proposal is submitted by David Watt, 23401 N.E. Union Hill Road, Redmond, WA 98053.

Support challenging performance objectives for our executives

As shareholders, we support compensation policies for senior executives that provide challenging performance objectives and motivate executives to achieve long-term shareholder value. We believe that our company's current policies can be improved for the benefit of all shareholders.

"Future stock options" include agreements renewing, modifying or extending existing stock option grants or employment agreements that contain stock option grants. This is not intended to interfere with existing agreements. However it does recommend the greatest flexibility to adopt the spirit and the letter of this proposal to the fullest extent possible.

Indexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors. The resolution requests that future senior executive stock option plans link the options' exercise price to a peer industry group performance index which could be selected by the strictly independent directors on our Board's Compensation Committee. For example the peer companies used in our company's proxy statement which compares the 5-year stock price performance of our stock.

Outperform the Market

According to Level 3, a company which adopted this proposal topic, the company's "outperform stock option" program "aligns directly management's and stockholders' interests by basing stock option value on Level 3's ability to outperform the market."

Implementing an indexed stock option plan would mean that our Company's participating executives would receive payouts only if the Company's stock price performance was better then that of the peer group average. By tying the exercise price to a market index, indexed options reward participating executives for outperforming the competition. Indexed options would have value when our Company's stock price rises in excess of its peer group average or declines less than its peer group average stock price decline. By downwardly adjusting the exercise price of the option during a downturn in the industry, indexed options remove pressure to reprice stock options. In short, superior performance would be rewarded.

Performance-Based Stock Options
Yes on 7

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
FX: 202/942-9528

March 5, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Boeing Company (BA)
Investor Response to Company No Action Request
Performance Based Stock Options
David Watt

Ladies and Gentlemen:

The company has received copies of the shareholder March 3, 2003 and March 4, 2003 letters. There appears to be no company response to these letters. If the company has verbally responded to these letters to the Office of Chief Counsel, it is respectfully requested that the company be required to put its verbal response in writing and forward this to shareholder parties.

It is respectfully requested that the Office of Chief Counsel inquire whether there were signs of a company distribution problem to the Office of Chief Counsel on the 6 sets of copies which the company was required to forward to the Office of Chief Counsel. An example of such a problem would be less than 6 sets being initially delivered by the company in late December for one or more Boeing shareholder proposal.

It appears that it may not be necessary for the Office of Chief Counsel to issue a reconsideration on the company no action request. For instance in Citigroup Inc. (January 27, 2003) and Citigroup Inc. (February 25, 2003) concerning only one proposal there was no mention of a reconsideration, yet Citigroup Inc. (February 25, 2003) apparently made Citigroup Inc. (January 27, 2003) moot.

The burden of proof is clearly on the company and the company has not provided 5 signatures for 5 no action requests forwarded to a shareholder party. The company has not provided a means by which it can prove the number of no action requests which were forwarded in one envelop.

On the other hand, if two shareholders combined two proposals in one overnight envelop to the company, the shareholders would not be able to prove the company received two proposals and the shareholders would risk complete exclusion on one proposal.

It is at least careless for the company to combine shareholder copies for separate no action requests in one envelop. **It would not be right for the company to benefit from its carelessness.**

Additionally if the company had forwarded sets of no action requests to the Office of Chief Counsel more than a few days after the cover date this could be evidence that the company had made errors in its distribution. This would have resulted in the company being incomplete in forwarding to shareholders the mandatory one set of each no action request.

An example of the seriousness of proper forwarding of key documentation under rule 14a-8 is that if a shareholder forwards a shareholder proposal to the wrong office of the company – the result is total exclusion.

I have no record of receiving the company no action requests for the following shareholder proposals to The Boeing Company in regard to:

The Boeing Company (February 26, 2002) Independent Board Chairman
The Boeing Company (February 26, 2002) Performance Based Stock Options
The Boeing Company (February 26, 2002) Poison Pill

Rule 14a-8 states:

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

The company apparently sent redundant extra copies of other no action requests to the undersigned shareholder. These redundant extra copies appear to have been substituted in some cases for the one set of each no action request required to be forwarded. Thus the company could be in violation of rule 14a-8(j)(1) cited above.

The following segment addresses the aggressive company attempt to suppress shareholder proposal text.

The shareholder proposal stated:
According to Level 3, a company which adopted this proposal topic, the company's "outperform stock option" program "aligns directly management's and stockholders' interests by basing stock option value on Level 3's ability to outperform the market."

For the convenience of the company, the company wrongfully swapped "the present proposal" for the explicit shareholder text of "this proposal topic." According to the company claim the shareholder proposal would purportedly state that Level 3 adopted the very same proposal that stated Level 3 previously adopted the very same proposal.

The following text is from the Level 3 1999 definitive proxy:

Outperform Stock Option Grants

Level 3 has adopted the Outperform Stock Option ("OSO") program, which differs from long term incentive ("LTI") programs generally adopted by Level 3's competitors that make employees eligible for conventional non-qualified stock options ("NQSOs"). While widely adopted, Level 3 believes such NQSO programs reward eligible employees when company stock price performance is inferior to investments of similar risks, dilute public stockholders in a manner not directly proportional to performance and fail to provide a preferred return on stockholders' invested capital over the return to option holders. Level 3 believes that the OSO program is superior to an NQSO-based program with respect to these issues while, at the same time, providing eligible employees a success-based reward balancing the associated risk.

The OSO program was designed by Level 3 so that its stockholders receive a market related return on their investment before OSO holders receive any return on their options. Level 3 believes that the OSO program aligns directly management's and stockholders' interests by basing stock option value on Level 3's ability to outperform the market in general, as measured by the S&P 500 Index. The value received for awards under the OSO plan is based on a formula involving a multiplier related to how much Level 3 Common Stock outperforms the S&P 500 Index. Participants in the OSO program do not realize any value from OSOs unless the Level 3 Common Stock price outperforms the S&P 500 Index. To the extent that the Level 3 Common Stock outperforms the S&P 500, the value of OSOs to an option holder may exceed the value of NQSOs.

For the above reasons this is to respectfully request that the Office of Chief Counsel not agree with the company request to suppress shareholder text.

Sincerely,

John Chevedden
Boeing Shareholder

cc: David Watt

Philip Condit, Chairman